Exhibit 3.1

EURO TECH HOLDINGS COMPANY LIMITED (“the Company”) BC NO. 200960 PURSUANT TO SUBSECTION (1) OF SECTION 13 OF THE BVI BUSINESS COMPANIES ACT 2004, WE HEREBY SUBMIT A NOTICE OF AMENDMENT OF THE COMPANY’S MEMORANDUM PASSED BY RESOLUTION OF THE DIRECTORS OF THE ABOVE-MENTIONED COMPANY ON THE 30TH DAY OF JANUARY, 2012 WHICH READS:- 1 Purpose 1.1 It is noted that the Company proposes to amend the Articles of Association of the Company (the “Amendment”) by the deletion of regulation 26 and the insertion of the following regulation 26 in its place in the Articles of Association of the Company: “26. No fractional shares shall be issued or result from any combination or division of shares of any class if the holder thereof would have less than one whole share in the Company. In lieu of any such fractional shares which would otherwise be issuable or result from such combination or division of shares, the Company shall pay to the holder cash equal to the product of such fraction multiplied by the then current fair market value of one share of the relevant class, computed to the nearest whole cent. The then current fair market value of such shares shall be determined in good faith by the Board of Directors and based upon the closing price as reported by NASDAQ on the effective date of the relevant issuance or combination or division of shares.” 1.2 It is noted that any amendments to the Company’s Memorandum and Articles of Association would only be effective from the date of filing with the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”), and the following resolutions are conditional upon the registration of the Amendment by the Registrar. Submitted on this 30th day of January, 2012  Authorised Signature(s) For and on behalf of Portcullis TrustNet (BVI) Limited Registered Agent (Sgd. Petagaye Daley-Savage)